

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re: HopFed Bancorp, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 28, 2013 By Stilwell Value Partners I, L.P., et al.**
> **File No. 000-23667**

Dear Ms. Parisi:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement

Proposal Number 1: Election of Directors, page 3

1.   We note your response to prior comment 5 in our letter dated March 27, 2013. However, we are unable to concur in your view that the required receipt of board, regulatory and shareholder approval for a change in control or similar event involving the Company negates any conflict of interest on the part of Robert Bolton in connection with his stock option arrangements. Please revise your disclosure to discuss the conflict of interest that Mr. Bolton may have with shareholders given his financial interest in the event of a change in control.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
        Spencer L. Schneider, Esq.